PROTEOSTASIS THERAPEUTICS, INC.

November 9, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Acceleration Request of Proteostasis Therapeutics, Inc.

Registration Statement on Form S-4, as amended

Originally filed on September 23, 2020 (File No. 333-248993)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Proteostasis Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-248993), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on November 10, 2020, or as soon as possible thereafter.

The Company hereby authorizes Marianne Sarrazin or Courtney Thorne of Cooley LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Attorney Sarrazin or Attorney Thorne at (415) 693-2157 or (617) 937-2318, respectively, and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Attorney Sarrazin or Attorney Thorne.

Very truly yours, PROTEOSTASIS THERAPEUTICS, INC.

/s/ Meenu Chhabra
Meenu Chhabra
Chief Executive Officer

cc:	Miguel J. Vega, Esq.

Marc A. Recht, Esq.

Marianne C. Sarrazin, Esq.

Courtney T. Thorne, Esq.

Cooley LLP

Richard Peters, M.D., Ph.D.

Yumanity Therapeutics, Inc.

John T. Haggerty, Esq.

Jesse Nevarez, Esq.

Goodwin Procter LLP